UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-53296
Arlington Tankers Ltd.

(Exact name of registrant as specified in its charter)

First Floor, The Hayward Building, 22 Bermudiana Road, Hamilton HM 11, Bermuda (441) 292-4456

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $0.01 per share Preference Shares, par value $0.01 per share Debt Securities Warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
Common Shares, par value $0.01 per share – One (1) holder
Preference Shares – Zero (0) holders
Debt Securities – Zero (0) holders
Warrants – Zero (0) holders
     Pursuant to the requirements of the Securities Exchange Act of 1934, Arlington Tankers Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: December 29, 2008

ARLINGTON TANKERS LTD.
By:	/s/ Edward Terino
	Name:	Edward Terino
	Title:	Chief Executive Officer, President and Chief Financial Officer